SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BBX Capital Corporation

(Name of Subject Company (Issuer))

BBX Capital Corporation

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, par value $0.01 (including associated preferred share purchase rights)

(Title of Class of Securities)

05491N 104

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman, Chief Executive Officer and President

BBX Capital Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alison W. Miller

Stearns Weaver Miller Weissler

Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami , Florida 33130

(305) 789-3200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$60,000,000	$7,470

(1)	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 6,486,486 shares of Class A Common Stock of BBX Capital Corporation (together with the associated preferred share purchase rights) at a purchase price of $9.25 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals $124.50 per $1,000,000 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by BBX Capital Corporation, a Florida corporation (the “Company”), with respect to its offer to purchase up to 6,486,486 shares of its Class A Common Stock, par value $0.01 per share, together with the associated preferred share purchase rights (collectively, the “Shares”) at a price of $9.25 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated March 20, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B) and which, collectively with the Offer to Purchase, constitute the “Offer.”

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)  The name of the issuer is BBX Capital Corporation, a Florida corporation. The address of the Company’s principal executive office is 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, and the Company’s telephone number at such address is (954) 940-4900.

(b)  The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)  The information set forth in Section 7 of the Offer to Purchase (“Price Range of the Shares; Dividends; Prior Share Repurchases”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)  The Company is the filing person. The name, address and telephone number of the Company are set forth in Item 2(a) above and are incorporated into this Item 3(a) by reference. In addition, the information set forth in Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)  The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”;

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•	“Introduction”;

•	Section 1 (“Terms of the Tender Offer; Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditions of the Tender Offer”);

•	Section 8 (“Source and Amount of Funds”);

•	Section 9 (“Certain Information Concerning the Company”);

•	Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 13 (“Certain U.S. Federal Income Tax Consequences”); and

•	Section 14 (“Extension of the Tender Offer; Termination; Amendment”).

(b)  The information set forth under “Introduction” and “Summary Term Sheet” of the Offer to Purchase and in Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)  The information set forth in Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth in Section 2 of the Offer to Purchase (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)  The information set forth in the Offer to Purchase under “Summary Term Sheet” and in Section 8 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

(b)  Not applicable.

(c)  The information set forth in Section 8 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

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Item 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a)  The information set forth in Section 15 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

(a) and (b) Financial statements have not been included in this Schedule TO or in the Offer to Purchase because, in accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material to a shareholder’s decision whether to sell, tender or hold Shares as: (1) the consideration offered consists solely of cash; (2) the offer is not subject to any financing condition; and (3) the Company, which is the offeror, is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR.

Item 11.	Additional Information.

(a)  The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 9 (“Certain Information Concerning the Company”);

•	Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 11 (“Effects of the Tender Offer on the Market for Shares; Registration Under the Exchange Act”); and

•	Section 12 (“Legal Matters; Regulatory Approvals”).

(c)  The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 20, 2018

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

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(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(F)	Press Release dated March 14, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the Securities and Exchange Commission on March 14, 2018)

(b)	None

(d)(1)	Rights Agreement dated as of September 21, 2009 by and between the Company and American Stock Transfer and Trust Company, LLC as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2009)

(d)(2)	BBX Capital Corporation 2014 Incentive Plan, as amended and restated (formerly the BFC Financial Corporation 2014 Incentive Plan) (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 21, 2017)

(d)(3)	BFC Financial Corporation 2005 Stock Incentive Plan, as amended (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 21, 2012)

(d)(4)	BankAtlantic Bancorp, Inc. 2005 Restricted Stock and Option Plan, as amended (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 15, 2017)

(d)(5)	BBX Capital Corporation 2014 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 15, 2017)

(d)(6)	Employment Agreement between the Company and Alan B. Levan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 15, 2012)

(d)(7)	Employment Agreement between the Company and John E. Abdo (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 15, 2012)

(d)(8)	Employment Agreement between the Company and Jarett S. Levan (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 15, 2012)

(d)(9)	Employment Agreement between the Company and Seth M. Wise (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 15, 2012)

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(d)(10)	Employment Agreement between the Company and Raymond S. Lopez (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the Securities and Exchange Commission on May 8, 2015)

(d)(11)	Loan Agreement and Promissory Note, dated April 17, 2015, between the Company and Bluegreen Specialty Finance, LLC (incorporated by reference to Exhibit (b)(1) to Amendment No. 2 to the Schedule TO-T filed by the Company with the Securities and Exchange Commission on April 22, 2015)

(d)(12)	Letter Agreement, dated as of July 1, 2017, amending the Loan Agreement and Promissory Note between the Company and Bluegreen Specialty Finance, LLC (incorporated by reference to Exhibit 10.96 to Amendment No. 1 to the Registration Statement on Form S-1 filed by Bluegreen Vacations Corporation with the Securities and Exchange Commission on November 7, 2017 (Registration No. 333-221062))

(d)(13)	Agreement to Allocate Consolidated Income Tax Liability and Benefits, dated as of May 8, 2015, by and among the Company and its subsidiaries (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the Securities and Exchange Commission on May 15, 2013)

(d)(14)	Memorandum, dated September 26, 2014, between Alan Levan and John E. Abdo, individually and as Trustee under the Trust Agreement dated March 15, 1976 for the benefit of John E. Abdo (incorporated by reference to Exhibit 1 to the Amendment to Schedule 13D relating to the Company’s Class B Common Stock, filed with the Securities and Exchange Commission on November 15, 2016)

(d)(15)	Memorandum, dated September 15, 2014, between Alan Levan and Jarett Levan (incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D relating to the Company’s Class B Common Stock, filed with the Securities and Exchange Commission on November 15, 2016)

(d)(16)	Memorandum, dated October 1, 2014, between Jarett Levan and Seth Wise (incorporated by reference to Exhibit 3 to the Amendment to Schedule 13D relating to the Company’s Class B Common Stock, filed with the Securities and Exchange Commission on November 15, 2016)

(d)(17)	Stock Option Agreement, dated November 2, 2013, by and among Alan B. Levan, I.R.E. Properties, Inc., Florida Partners Corporation, Levan Enterprises, Ltd., Levan BFC Stock Partners LP, and Jarett S. Levan

(g)	None

(h)	None

Item 13.	Information Required by Schedule 13e-3

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2018

BBX CAPITAL CORPORATION

By:	/s/ Alan B. Levan
Name: Alan B. Levan
Title: Chairman/CEO

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